Exhibit 4.3

                                 LOCTITE CORPORATION

                                North American Group

                     1994 Field Sales Force Compensation Program

                                  Stock Award Plan


I.   Objective


     To recognize the contribution of the field sales force on a regional level to the objectives of Loctite Corporation's North American Group and Loctite Corporation ("Loctite").

II.  Plan Overview


     This Plan is designed to recognize sales and profitability achievement above projected Annual Business Plan (ABP) growth levels by providing awards of Loctite common stock (the "Stock"). The Plan is aimed at building a team atmosphere while directing all toward a common goal. Awards under the Plan will be made as set forth below.

III. Eligibility


     All North American Group sales personnel with an assigned Sales Region (as defined below) as of January 1, 1994, or who are assigned to a Sales Region after January 1, 1994 but on or before March 31, 1994, will be eligible to participate in the Plan, including the Regional Sales Manager, Territory Managers, Senior MRO, MRO and OEM Specialists, District Managers and Account Managers. The Sales Regions shall consist of the Automotive Sales Division zones, and all Sales Division regions whether geographic, channel or customer specific, but shall not include manufacturers' representatives.

     North American Group sales personnel employed after March 31, 1994 will not be eligible to participate in the Plan unless recommended by the Vice President of Sales and approved by the Executive Vice President of Sales, each in their sole discretion.

     Sales personnel whose responsibilities change during 1994 may be eligible for participation in the Plan if so approved by the Vice
President of Sales and the Executive Vice President of Sales, each in their sole discretion.

IV.  Stock Award Program

     The stock award program established under this Plan shall only be funded for any Sales Region if such Sales Region's Gross Margin Growth, as defined below, for 1994 exceeds ten percent (10%). Gross Margin Growth shall be calculated by dividing (i) the amount, if any, by which the Annual Gross Margin for said Sales Region for 1994 exceeds the Annual Gross Margin for said Sales Region for 1993, by (ii) the Annual Gross Margin for said Sales Region for 1993. The Annual Gross Margin for any
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year shall be the gross margin expressed in dollars as determined in accordance with the normal internal financial reporting practices of the North American Group. Gross Margin Growth shall be computed only on those orders shipped by midnight on December 31, 1994.

     The value of the Stock to be contributed to the Plan for each Sales Region shall be equal to the (i) Award Amount, multiplied by (ii) the number of eligible participants in such Sales Region. The Award Amount shall be equal to the product of (a) the number of full percentage points of Gross Margin Growth for 1994 for such Sales Region in excess of ten
(10) percentage points, multiplied by (b) Two Hundred Dollars ($200). In the event that the Gross Margin Growth for a Sales Region for 1994 equals or exceeds twenty (20) percentage points, the Award Amount for such Sales Region shall be computed as provided in the preceding sentence, and shall then be increased by Two Thousand Dollars ($2,000). Anything to the contrary in this Plan notwithstanding, the maximum aggregate Award Amount for 1994 for any Sales Region shall not exceed Five Thousand Dollars ($5,000), even if Gross Margin Growth for 1994 greater than twenty-five
(25) full percentage points is achieved.

     The Plan will be funded no later than fifteen (15) business days after the Annual Gross Margins for the Sales Regions for 1994 have been determined in accordance with the normal internal financial reporting practices of the North American Group. The price per share used to determine the number of shares of Stock to be contributed to the Plan shall be the closing price for one share of Stock on the New York Stock Exchange on December 30, 1994, adjusted downward to the extent necessary to avoid the contribution of any fractional Shares to the Plan. The Stock so contributed to the Plan shall be Stock held in Loctite's treasury.

     The Stock so contributed to the Plan with respect to each Sales Region will be used to fund Stock awards to eligible participants in said Sales Region. The amount of the award to each participant shall be determined in the sole discretion of the management of the North American Group, subject to the final approval of the President of the North American Group, and such awards need not be uniform or made to all participants. Loctite shall withhold an amount of Stock from any such award sufficient to satisfy Federal and state withholding tax requirements.

     Awards made hereunder shall be paid in Stock, and participants shall have no right to receive cash in lieu of Stock. All awards must consist of one or more whole shares of Stock and no fractional shares may be awarded.

     The termination of employment for any reason whatsoever of a Plan participant prior to the completion of 1994 will automatically eliminate any funding with respect to that person and terminate such participant's eligibility to receive an award under the Plan.

V.   Administration or Modification of Plan

     Any and all modifications to this Plan including the exclusion or inclusion of an account, a participant, eligibility, responsibility changes, deviation to commission schedule, etc. will be the decision of the management of the North American Group, subject to the final approval of the President of the North American Group, who, in their sole discretion, will have final authority for Plan administration and/or modifications. Loctite reserves the right to modify or cancel this Plan at any time for any reason.
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VI.  Duration of Plan

     This Plan shall be effective January 1, 1994 through December 31,
1994.


VII. Miscellaneous

     No participant shall have any right to any award or Stock hereunder until all requirements for the award of Stock hereunder have been met and such an award has been made.

     Loctite shall not be required to issue or deliver any certificate for shares of Stock prior to the completion of any registration or qualification for exemption from registration of such Stock under all applicable Federal and state laws.

     In the event of any recapitalization, reclassification, split-up or consolidation of shares of Stock, or Stock dividend, merger or consolidation of Loctite, the management of the North American Group, subject to the final approval of the President of the North American Group, may make such adjustments to the Plan or the amount of awards to be funded as they shall deem appropriate, in their sole discretion.